UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.d

Enclosures: **SASOL LIMITED - SASOL'S REPORTING PUBLICATIONS FOR THE YEAR ENDED 30 JUNE 2018 AND DETAILS OF ANNUAL GENERAL MEETING**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

SASOL'S REPORTING PUBLICATIONS FOR THE YEAR ENDED 30 JUNE 2018 AND DETAILS OF ANNUAL GENERAL MEETING

Integrated Report
Sasol's integrated report has been published on the Sasol website. It provides cross-references to a number of other reports that are also available on the Sasol website at http://www.sasol.com/investor-centre/financial-reporting/annual-integrated-report/latest

Annual Financial Statements
Sasol's annual financial statements for the year ended 30 June 2018, on which PricewaterhouseCoopers Inc. expressed an unmodified opinion, were published on Tuesday, 28 August 2018 and does not contain any changes to the information published on the Stock Exchange News Service of the JSE Limited on Monday, 20 August 2018.

Updated number of shares in issue
At the declaration date of cash dividend number 78, being Monday, 20 August 2018, there were 623 171 114 Sasol ordinary, 16 085 199 preferred ordinary and 6 331 347 Sasol BEE ordinary shares in issue. The number of shares in issue were incorrectly stated in the Company's results announcement for the year ended 30 June 2018, released by the Company on the Stock Exchange News Service of the JSE on Monday, 20 August 2018, as 623 081 550 Sasol ordinary and 6 394 179 Sasol BEE ordinary shares.

Annual report on Form 20-F
Sasol's annual report, which includes the annual financial statements for the year ended 30 June 2018, was filed on Form 20-F with the United States Securities and Exchange Commission (SEC) on Tuesday, 28 August 2018 and is available on the SEC's website at www.sec.gov and the Sasol website.

Sustainability reporting
Sasol's online sustainability report provides additional information on Sasol's environmental, social and governance matters. The report is also available on the Sasol website.

Annual general meeting
The annual general meeting of shareholders of Sasol will be held at 9:00 on Friday, 16 November 2018 at the Sandton Convention Centre, 161 Maude Street, Sandton, Johannesburg, South Africa, to transact the business stated in the notice of annual general meeting.

The notice of annual general meeting, incorporating a summary of the annual financial statements, will be published on the Sasol website and distributed to shareholders on or about Thursday, 18 October 2018.

The Board of Directors of Sasol has determined that the record date by when persons must be recorded as shareholders in the securities register of the Company, in order to be entitled to receive the notice of annual general meeting, is Friday, 12 October 2018. The record date, in order to be recorded in the securities register as a shareholder to be able to attend, participate in and vote at the annual general meeting, is Friday, 9 November 2018. The last date to trade, in order to be able to be recorded in the securities register as a shareholder on the aforementioned record date, is Tuesday, 6 November 2018. Shareholders may lodge forms of proxy with the Company's transfer secretaries by 09:00 on Wednesday, 14 November 2018. Alternatively, a shareholder may submit a form of proxy at any time before exercising any of the relevant shareholders' rights at the annual general meeting.

Copies of the Form 20-F, integrated report, sustainability report and the annual financial statements
Copies of the Form 20-F, integrated report, online sustainability report and the annual financial statements of the Company can be obtained, without charge, by downloading a copy from the Company's website, www.sasol.com or by requesting a copy from Sasol Investor Relations by means of either:

a.   an e-mail to investor.relations@sasol.com; or

b.   written correspondence posted to Private Bag X10014, Sandton, South Africa.

28 August 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August 2018

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary